UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based on the number of Common Units (90,239,656) issued and outstanding as of November 21, 2019.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%1
14	TYPE OF REPORTING PERSON OO

[1]	Based on the number of Common Units (90,239,656) and outstanding as of November 21, 2019.

Explanatory Note: This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on September 20, 2016 with the Securities and Exchange Commission (the “Commission”), as amended and supplemented by Amendment No. 1 filed on June 20, 2017 and by Amendment No. 2 filed on February 14, 2019, relating to the common units (“Common Units”) representing limited partner interests in Noble Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D as amended and supplemented, the “Original Schedule 13D”). The Original Schedule 13D is hereby supplemented by Noble Energy, Inc., a Delaware corporation (“Noble”) and (ii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream,” and together with Noble, the “Reporting Persons”).

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 1001 Noble Energy Way, Houston, Texas, 77070.

The subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) terminated in connection with the payment of the distribution to unitholders in respect of the quarter ended March 31, 2019. As a result, on May 14, 2019, all 15,902,584 Subordinated Units, which were owned entirely by the Reporting Persons, converted into Common Units on a one-for-one basis and thereafter participate on terms equal with all other Common Units in distributions from available cash. Additionally, pursuant to the Contribution and Simplification Agreement (as defined below), all of the Incentive Distribution Rights (“IDRs”) held by NBL Midstream, which constituted all of the issued and outstanding IDRs, were converted into Common Units of the Partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

In December 2014, Noble formed the Issuer to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. Currently, the Issuer’s operating areas of focus are the Denver-Julesburg Basin in Colorado and the Delaware Basin, within the Permian Basin, in Texas. The Issuer is Noble’s primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States.

On September 20, 2016 the Issuer completed an initial public offering of 14,375,000 Common Units, including 1,875,000 Common Units issued pursuant to the underwriters’ overallotment option (the “IPO”). In connection with the completion of the IPO, Noble; the Issuer; NBL Midstream; NBL Midstream Holdings LLC (“NBL Midstream Holdings”); Noble Midstream GP LLC (the “General Partner”); Noble Midstream Services, LLC (“Midstream Services”); Blanco River DevCo LP (the “Blanco River LP”); Colorado DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River Devco GP LLC and Blanco River DevCo GP LLC (the “GP Subsidiaries”), entered into a contribution, conveyance and assumption agreement, dated September 20, 2016 (the “Contribution Agreement”). Pursuant to the Contribution Agreement (a) Midstream Services distributed to NBL Midstream its (i) general partner interest in the General Partner, (ii) limited partner interest in the Issuer and (iii) limited partner interests in Blanco River LP, Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, and San Juan River DevCo LP, (b) the Issuer redeemed the 1% general partner interest in the General Partner and the General Partner issued a non-economic general partner interest; and (c) NBL Midstream contributed to the Issuer 100% of the membership interests in Midstream Services in exchange for (i) 1,527,584 Common Units and 15,902,584 Subordinated Units, (ii) all of the incentive distribution rights of the Issuer and (iii) the right to receive a portion of the net proceeds of the offering of the Common Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus.

On June 26, 2017, pursuant to the certain Contribution Agreement, dated June 20, 2017, by and among the Partnership, the General Partner, Midstream Services, NBL Midstream and Blanco River DevCo GP LLC, a Delaware limited liability company and wholly owned subsidiary of Midstream Services, NBL Midstream contributed to the Partnership (i) the remaining 20% limited partner interest in Colorado River DevCo and (ii) a 15% limited partner interest in Blanco River DevCo (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”). In consideration for the acquisition of the Contributed Assets, the Partnership agreed to pay NBL Midstream total aggregate consideration of $270 million, consisting of (i) consideration of $245 million in cash and (ii) 562,430 Common Units issued to NBL Midstream.

On May 14, 2019, all 15,902,584 Subordinated Units, which were owned entirely by the Reporting Persons, converted into Common Units on a one-for-one basis and thereafter participate on terms equal with all other Common Units in distributions from available cash upon the termination of the subordination period as defined and described in the Partnership Agreement.

On November 14, 2019, pursuant to the certain Contribution, Conveyance, Assumption and Simplification Agreement (the “Contribution and Simplification Agreement”), dated November 14, 2019, by and among the Partnership, the General Partner, Noble, Midstream Services, NBL Midstream, and NBL Midstream Holdings the Partnership agreed to acquire from NBL Midstream (i) a 60% limited partner interest in Blanco River DevCo LP, (ii) a 75% limited partner interest in Green River DevCo LP, (iii) a 75% limited partner interest in San Juan River DevCo LP and (iv) all of the issued and outstanding limited liability company interests of NBL Holdings (collectively, (i), (ii), (iii) and (iv) are referred to herein as the “Contributed Interests”). Additionally, NBL Midstream and the Partnership caused the General Partner to amend the Partnership Agreement in order to recapitalize and convert the IDRs into Common Units. In consideration for the acquisition of the Contributed Interests and the conversion of the IDRs, the Partnership agreed to pay NBL Midstream total consideration of $1.6 billion, consisting of (i) consideration of $670 million in cash and (ii) 38,455,018 Common Units issued to NBL Midstream.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Common Units solely for investment purposes.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer’s management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may from time to time, and reserve the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer’s Common Units, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Persons further reserve the right to change their intentions with respect to any of the foregoing.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

i.

Noble does not directly own any Common Units; however, as the 100% owner of NBL Midstream, it may be deemed to beneficially own 56,447,616 Common Units held of record by NBL Midstream, which represents approximately 62.6% of the outstanding Common Units of the Partnership. As a result, Noble indirectly is the beneficial owner of 56,447,616 Common Units, which represents approximately 62.6% of the outstanding Common Units.

ii.	NBL Midstream is the record and beneficial owner of 56,447,616 Common Units, which represents approximately 62.6% of the outstanding Common Units.

iii.	In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth on Exhibit A.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit A neither the Reporting Persons nor, to the best of their knowledge, any of the persons named in Exhibit A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Person, or to the Reporting Persons’ knowledge, the Covered Individuals, has entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

On November 14, 2019, the General Partner amended and restated the Partnership Agreement by executing the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Second A&R Partnership Agreement”). The Second A&R Partnership Agreement was executed to, among other things, recapitalize and convert all of the outstanding Incentive Distribution Rights into Common Units. References to, and descriptions of, the Partnership Agreement and the Second A&R Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Second A&R Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 15, 2019, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on September 20, 2016, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit A	Additional Information Regarding Reporting Person (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated September 20, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC, dated September 20, 2016 (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement, dated September 20, 2016, by and among Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC, NBL Midstream Holdings LLC, Colorado River DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River DevCo GP LLC, Blanco River DevCo LP and Blanco River DevCo GP LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated September 14, 2016, by and among Noble Midstream Partners LP, NBL Midstream, LLC, Noble Midstream GP LLC, Noble Midstream Services, LLC, Barclays Capital, Inc., Robert W. Baird & Co. Incorporated and J.P. Morgan Securities LLC (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement, dated June 20, 2017, by and among the Partnership, Noble Midstream GP LLC, Noble Midstream Services, LLC, NBL Midstream, LLC and Blanco River DevCo GP LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 26, 2017 and incorporated herein in its entirety by reference).

Exhibit G	Second Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated November 14, 2019 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit H	Contribution, Conveyance, Assumption and Simplification Agreement, dated November 14, 2019, by and among the Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC and NBL Midstream Holdings LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit I	Joint Filing Statement (filed as Exhibit G to the Partnership’s Amendment No. 2 to Schedule 13D filed with the Commission on February 14, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

November 22, 2019

NOBLE ENERGY, INC.

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President

NBL MIDSTREAM, LLC

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President